SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MERUS LABS INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

59047R101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 59047R101	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Goodwood Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0 common shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		3,450,920 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0 common shares
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		3,450,920 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,450,920 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.36%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Goodwood Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0 common shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,919,918 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0 common shares
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		2,919,918 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,919,918 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.85%
12	TYPE OF REPORTING PERSON*
IV
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Goodwood Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0 common shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0 common shares
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12	TYPE OF REPORTING PERSON*
IV
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Goodwood Capital Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0 common shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		531,002 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0 common shares
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		531,002 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
531,002 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
<1%
12	TYPE OF REPORTING PERSON*
IV
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 6 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Goodwood Milford Fund Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0 common shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0 common shares
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12	TYPE OF REPORTING PERSON*
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 7 of 10

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Peter H. Puccetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		327,165 common shares* *Includes 4,500 common shares held by spouse and 53,992 common shares held by Puccetti Funds Management Inc., a company controlled by Peter Puccetti
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		3,450,920 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		327,165 common shares* *Includes 4,500 common shares held by spouse and 53,992 common shares held by Puccetti Funds Management Inc., a company controlled by Peter Puccetti
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		3,450,920 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,778,085 common shares**
**Includes 4,500 common shares held by spouse and 53,992 common shares held by Puccetti Funds Management Inc., a company controlled by Peter Puccetti, as well as 3,450,920 common shares beneficially owned by various investment funds managed by Goodwood Inc. and over which Peter Puccetti exercises control and direction

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.68%
12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59047R101	13G	Page 8 of 10

Item 1 (a).	Name of Issuer:

Merus Labs International Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

100 Wellington Street West, Suite 2110
Toronto, Ontario M5K 1H1 Canada

Item 2 (a).	Name of Person Filing:

i)	Goodwood Inc.
ii)	Goodwood Fund
iii)	Goodwood Value Fund
iv)	Goodwood Capital Fund
v)	Goodwood Milford Fund Limited Partnership
vi)	Peter H. Puccetti

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

212 King Street West, Suite 200
Toronto, Ontario M5H 1K5 Canada

Item 2 (c).	Citizenship:

i - v:	Ontario, Canada
vi	Canada

Item 2 (d).	Title of Class of Securities:

Common Shares

Item 2 (e).	CUSIP Number:

59047R101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 59047R101	13G	Page 9 of 10

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).
		☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 3,778,085 common shares

(b)	Percent of class: 3.68%* *Based on 102,599,906 common shares outstanding as of December 29, 2015

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of cover pages

	(ii)	Shared power to vote or to direct the vote: See Item 6 of cover pages

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover pages

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A
Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A
Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 59047R101	13G	Page 10 of 10

Item 10.                      Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

Goodwood Inc.

By:	/s/ Peter H. Puccetti
	Name:	Peter H. Puccetti
	Title:	Chairman and Chief Investment Officer

February 12, 2016

Goodwood Fund, by its Manager, Goodwood Inc.

By:	/s/ Peter H. Puccetti
	Name:	Peter H. Puccetti
	Title:	Chairman and Chief Investment Officer

February 12, 2016	February 12, 2016

Goodwood Capital Fund by its Manager, Goodwood Inc.	Goodwood Milford Fund Limited Partnership by its general partner, Milford Capital Management Partners Inc.

By:	/s/ Peter H. Puccetti		By:	/s/ Christopher Currie
	Name:	Peter H. Puccetti		Name:	Christopher Currie
	Title:	Chairman and Chief Investment Officer		Title:	Director

February 12, 2016

/s/ Peter H. Puccetti Petere H. Puccetti, Individually